

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Mostafa Ronaghi, Ph.D.
Chief Executive Officer
Dynamics Special Purpose Corp.
2875 El Camino Real
Redwood City, CA, 94061

> **Re: Dynamics Special Purpose Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 1, 2022**
> **File No. 333-262707**

Dear Dr. Ronaghi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed April 1, 2022

Market and Industry Data, page ii

1. We note your response to prior comment 3 and reissue the comment. Please revise to clarify that you are responsible for all disclosure in the prospectus.

Background of the Business Combination, page 112

2. We note your response to prior comment 9 and reissue the comment. Please provide the exact number of shares that will have registration rights after the consummation of the business combination.

3.   We note your response to prior comment 21 and reissue the comment in part. Please clarify whether the $240,000,000 equity valuation of Senti was subject to any negotiation between the parties.

4.   We note within your disclosure on page 115 you reference financial projections provided by Senti Biosciences, Inc. to DYNS. Please disclose these projections and discuss in detail how the projections were considered and used by management and the board in evaluating the transaction.

The Board's Reasons for Approval of the Business Combination, page 127

5.   We note your response to prior comment 25 and your revised disclosure on page 127. Please expand your discussion of the Comparable Company Analysis to identify the specific financial information used in the analyses and provide an illustrated table to show the multiples used in comparison to Senti Biosciences, Inc.

Unaudited Pro Forma Condensed Financial Information, page 159

6.   We note your response to prior comment 33. Please further expand your disclosures to disclose the actual calculation of the 0.1953 assumed exchange ratio rather than merely referring to certain terms in the Business Combination Agreement. In that regard, your disclosures should clearly outline how the exchange ratio was calculated including disclosing the amounts related to terms such as the Fully Diluted Company Capitalization (as defined in the Business Combination Agreement).

 You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alan Denenberg